The Kenwood Funds



Form N-SAR Report for the Period Ended 10/31/96



Item 77-I



        The Kenwood Funds (the "Trust") was formed on January 8, 1996. The Trust consists of one series, the Kenwood Growth

& Income Fund (the "Fund"). The Fund commenced operations on May
1, 1996. The following describes the rights of the shares of the Trust.



        The Trust was formed under the laws of Delaware on January 8, 1996. The Trust's Declaration of Trust authorizes the Board of Trustees to issue an unlimited amount of shares of common stock, with no par value per share. The Trust is registered with the Securities and Exchange Commission as an open-end diversified management company.



        All shares of the Trust are of the same class, with equal voting, redemption, dividend and liquidation rights. Fractional shares have the same rights proportionately as full shares.
Shares issued are fully paid and nonassessable and have no preemptive or conversion rights.



        The shares do not have cumulative voting rights. Therefore, the holders of more than 50 percent of the shares voting for the election of trustees can elect all the trsustees of the Trust.



        If the holders of a majority of the outstanding shares of the Trust shall vote at any time to wind up and liquidate the Trust, no further shares of the Trust shall be issued, sold or purchased by the Trust, and the trustees shall immediately proceed to wind up the Trust's affairs, liquidate the assets, pay all liabilities and expenses of the Trust, and distribute the remaining assets, if any, among the shareholders in proportion to their holding of shares. The Board of Trustees shall also do any other acts necessary to secure and complete the dissolution of the Trust.